

Mail Stop 4631

April 22, 2016

Via E-mail
Maxim Temnikov
President and Chief Executive Officer
Helpful Alliance Company
700 West Hillsboro Blvd., Suite 1-100
Deerfield Beach, FL 33441

> **Re: Helpful Alliance Company**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 7, 2016**
> **File No. 333-205358**

Dear Mr. Temnikov:

    We have reviewed your registration statement and have the following comments:

Risk Factors, page 9

Since our inception, our assets have mainly consisted of loans, of which substantial part went …
page 10

1.   Please revise this section to reflect or provide a cross-reference to the developments regarding the loan to Mr. Chao, disclosed on pages 44 and 68, including the placement of $510,000 into escrow and your reliance on your affiliate to deliver those funds to you.

Use of Proceeds, page 26

Satisfaction of Current Liabilities, page 29

2.   We note that the $1 million debenture to Zimas that you discuss in this section was to mature on March 31, 2016. Please revise to disclose whether the debenture remains outstanding, is in default or has been repaid.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Liquidity & Capital Resources, page 44

3. We note your disclosure that on March 31, 2016, Helpful Capital Group, LLC, your affiliate, entered into a Settlement Agreement with the holder of a second mortgage on property pursuant to which the holder has agreed to pay Helpful Capital Group, LLC a total of $510,000 in consideration for Helpful Capital Group, LLC assigning its first mortgage on the property to the second mortgage holder. The sum of $510,000 was transferred to your attorney's escrow account on April 4, 2016 and will be released to you upon transfer of the Certificate of Title to the mortgaged real property to the holder of the second mortgage. Please expand your disclosure to discuss the impact that the proceeds will have on your financial statements and the period of impact.

4. Please revise your disclosure to clarify what obligation Helpful Capital Group has to transfer the $510,000 currently in escrow to you. Please also clarify whether you will receive the full amount in escrow, which exceeds the amount you are owed under your note. Finally, please clarify who currently holds the Certificate of Title to the mortgaged property.

Legal Proceedings, page 68

5. Please revise your disclosure under this heading to indicate the current status of the legal proceedings regarding 111 NE 43rd St. It is unclear what the status of Thriving Investment's claim against FVZ, LLC is, and its relationship to your company. Please also clarify whether Thriving Investments is the holder of the second mortgage on the property that you entered into the Settlement Agreement with.

Management, page 71

6. Please clarify whether Mr. Temnikov served as the Chairman of the Board of Mirax Group or Potok at any time during the past five years. Information on your website indicates that he became "a partner and chairman of the board" in 2006 and remained with Mirax and then Potok until he left in 2012.

Involvement in Certain Legal Proceedings, page 72

7. We note your disclosure that Dr. Temnikov is serving as a witness in the case against Mirax Group and has not under suspicion of any wrongdoing. However, your disclosure also states that the Russian government's criminal case is against Mirax and its Chairman of the Board,   and disclosure on your website indicates that Dr. Temnikov became Chairman of the Board of Mirax in 2006. Please revise your disclosure to clarify this apparent inconsistency.

8. Please reconcile your statement that Mr. Temnikov resigned from Mirax in 2011, prior to its restructuring into Potok, with the statement on your website to the effect that Mirax was restructured into Potok in 2011 and that Mr. Temnikov left the company in 2012, as well as your disclosure stating that Mr. Temnikov left Mirax in 2012 on page 71. As

requested in comment 11 of our letter dated March 21, 2016, please tell us supplementally how Mirax Group was restructured and advise how you concluded disclosure of the restructuring is not required by Item 401(f)(1) of Regulation S-K.

<u>Management, page 71</u>

9. Please include the biographical information called for by Item 401(e)(1) of Regulation S-K for your CFO, Sergey Gurin.

<u>Certain Relationships and Related Party Transactions, page 78</u>

10. Please revise to discuss FVZ, LLC's mortgage on the property serving as collateral for your note to Anthony Chao.

<u>Financial Statements</u>

<u>Note 5- Notes Receivable- Related Parties, page F-17</u>

11. We have read your response to prior comment 13 in which you indicate that there is no current accurate financial information for the debtor, Helpful Technologies, Inc. In addition, you indicate that Helpful Technologies, Inc. was unable to repay the notes on December 31, 2015 as it had to slow down its operations due to extensive patent infringement litigation that depleted its cash resources from September 2012 to December 2015. We understand that the debtor is dependent on future capital infusions in order to resume substantive operations and pay their debts. As discussed in ASC 310-10-35-7, the conditions under which receivables exist usually involve some degree of uncertainty about their collectability. However, as noted in ASC 310-10-35-19 and ASC 450-20-25-3, the criteria for subsequent measurement are not intended to be so rigid that they require virtual certainty before a loss is accrued. Given the guidance in ASC 310-35-10 that the condition in ASC 450-20-25-2(a) is met if it is probable "that the entity will be unable to collect all amounts due according to the contractual terms of the receivable," the fact that you were unable to collect the amount due according to the original terms, the fact that the shortfall in amount of payments was significant, and the lack of any objective and reliable evidence that the debtor has the financial resources to repay the loan, it is clear that a loss was incurred pursuant to ASC 310-10-35. Please revise your financial statements to appropriately accrue a reasonable estimate of the amount of loss from uncollectible receivables as of December 31, 2015. The audit report should be revised to refer to the error correction and the filing should clearly explain the revisions to the financial statements.

<u>Exhibits and Financial Statement Schedules, page 93</u>

12. Please file a copy of the Settlement Agreement that you refer to on pages 44 and 69 as a material contract.

You may contact Tracie Mariner at (202)551-3744 or Al Pavot at (202)551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

CC: Philip Magri, Esq. (*via e-mail*)
       Magri Law, LLC